SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)*
ORIENT-EXPRESS HOTELS LTD.
(Name of Issuer)
Class A Common Shares, $0.01 Par Value
(Title of Class of Securities)
G67743107

(CUSIP Number)
Peter A. Nussbaum, Esq.
CR Intrinsic Investors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000
(with a copy to)
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attn: Adam M. Turteltaub
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 24, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G67743107	Page	2	of	9 Pages

1	NAME OF REPORTING PERSON CR Intrinsic Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,835,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,835,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,835,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D
CUSIP No.	G67743107		Page	3	of	9 Pages

1	NAME OF REPORTING PERSON CR Intrinsic Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,835,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,835,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,835,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D
CUSIP No.	G67743107		Page	4	of	9 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,835,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,835,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,835,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D filed on May 16, 2008 (the “Original Schedule 13D”) and amended on June 3, 2008 (“Amendment No. 1”), August 4, 2008 (“Amendment No. 2”) and August 26, 2008 (“Amendment No. 3”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 4 relates to Class A common shares, $0.01 par value per share (the “Common Stock”), of Orient-Express Hotels Ltd., a Bermuda company (the “Issuer”).
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to include the following:
     On or about September 24, 2008, CR Intrinsic Investors, CR Intrinsic Investments, Valence and Oculus (collectively, the “Requisitioning Shareholders”) sent to holders of Common Stock a proxy statement, along with an accompanying cover letter and proxy card, soliciting proxies in favor of two resolutions (the “Proposed Resolutions”) to be considered at the request of the Requisitioning Shareholders at the special general meeting of shareholders of the Issuer scheduled for October 10, 2008 (the “Special General Meeting”). The Proposed Resolutions seek to (a) amend the Issuer’s bye-laws to classify the Class B common shares of the Issuer as treasury shares pursuant to Bermuda law and (b) direct the Board to cancel the Class B common shares of the Issuer currently held by Orient-Express Holdings 1 Ltd., the Issuer’s wholly-owned subsidiary. The proxy statement set forth, among other things, the view of the Requisitioning Shareholders and their Bermuda counsel that the Issuer’s circular voting structure is unlawful under Bermuda law and has resulted in the Issuer’s affairs being conducted in a manner that is oppressive and unfairly prejudicial to the interests of the shareholders. The proxy statement further provided that unless the Issuer reverses its position and refrains from voting the Class B common shares at the Special General Meeting, the Requisitioning Shareholders intend to pursue available legal remedies to challenge the validity of the Class B shareholding structure and the Board’s actions with respect thereto.
     This description of the proxy statement and accompanying materials does not purport to be complete and is qualified in its entirety by reference to the proxy statement and accompanying materials, copies of which are attached hereto as Exhibit 99.1 and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of the close of business on September 24, 2008, the Reporting Persons beneficially owned an aggregate of 2,835,000 shares of Common Stock, representing approximately 6.7% of the shares of Common Stock outstanding. The percentages used herein are based upon 42,469,500 shares of Common Stock reported to be outstanding as of July 31, 2008 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2008.

     CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investors. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,835,000 shares of Common Stock (constituting approximately 6.7% of the shares of Common Stock outstanding).
     As a result of the Agreement described in Item 4 of Amendment No. 1, the Reporting Persons and the D. E. Shaw group may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Pursuant to such Rule, a group is deemed to beneficially own all of the Common Stock beneficially owned by all members of the group as a whole. The Reporting Persons have been informed that, as of the close of business on September 24, 2008, the D. E. Shaw group beneficially owned an aggregate of 3,218,678 shares of Common Stock, representing approximately 7.6% of the class. The D. E. Shaw group has reported its beneficial ownership on a separate Schedule 13D. Accordingly, as of the close of business on September 24, 2008, the group may be deemed to beneficially own an aggregate of 6,053,678 shares of Common Stock, representing approximately 14.3% of the class. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the D. E. Shaw group, its affiliates, or any other person or entity other than the various accounts under the Reporting Persons’ management and control. Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
     (i) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting 6.7% of such class of securities;
     (ii) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 6.7% of such class of securities; and
     (iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 6.7% of such class of securities.
     (c) Since the filing of Amendment No. 3, S.A.C. MultiQuant Fund, LLC (“SAC MultiQuant”), an affiliate of the Reporting Persons with respect to which the Reporting Persons previously reported in the Schedule 13D an open short position on 8,200 shares of Common Stock, engaged in the following transactions to cover the open short position, establish a new short position and cover the newly opened short position.

Date	Name	Amount	Price Per Share ($)
9/16/08	SAC MultiQuant	8,200	$36.60
9/16/08	SAC MultiQuant	(12,400)	$36.60
9/19/08	SAC MultiQuant	12,400	$35.50
     All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.
     (d) No person other than CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     Other than as described in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.
     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has long economic exposure to 17,000 shares of Common Stock and short economic exposure to 12,400 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons or SAC MultiQuant direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7. Material to be filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
1. Joint Filing Agreement (previously filed with Original Schedule 13D).
2. Joint Filing Agreement (previously filed with Amendment No. 1).
3. Agreement, dated as of June 2, 2008, by and between CR Intrinsic Investments, LLC, D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C. (previously filed with Amendment No. 1).
4. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated July 24, 2008 (previously filed with Amendment No. 2).
5. Letter to D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC from Paul M. White, President & CEO of Orient-Express Hotels Ltd., dated August 1, 2008 (previously filed with Amendment No. 2).
6. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated August 4, 2008 (previously filed with Amendment No. 2).
7. Requisition Letters to the Board of Directors of Orient-Express Hotels Ltd. from Cede & Co., each dated August 22, 2008 (previously filed with Amendment No. 3).
8. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated August 25, 2008 (previously filed with Amendment No. 3).
9. Proxy Statement, dated September 24, 2008, along with accompanying cover letter and proxy card (attached hereto as Exhibit 99.1).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: September 25, 2008

CR INTRINSIC INVESTORS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

CR INTRINSIC INVESTMENTS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person